Pro-Pharmaceuticals, Inc.

7 Wells Avenue

Newton, Massachusetts 02459

(617) 559-0033

June 11, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Mail Stop 4720

Attention: Ms. Jennifer Riegel

Re:	Pro-Pharmaceuticals, Inc.

Post-Effective Amendment No.2 on Form S-1

Filed June 11, 2009, File No. 333-150898

Dear Ms. Riegel:

Pro-Pharmaceuticals, Inc. (the “company”) hereby requests acceleration of the effective time of the above-referenced registration statement to Monday, June 15, 2009, at 12:00 noon, or as soon thereafter as is possible.

On behalf of the company I hereby acknowledge that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

PRO-PHARMACEUTICALS, INC.

By:	/s/ Anthony D. Squeglia
Anthony D. Squeglia
Chief Financial Officer